Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 20, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sirs,

Sub: Intimation

In furtherance to our earlier intimation dated March 31, 2021, this is to inform you that the National Company Law Tribunal, Mumbai vide its order dated June 22, 2023, the certified copy of which has been received on July 19, 2023, has approved the Scheme of Amalgamation for merger of Pharmasofttech Awacs Private Limited into Pharmarack Technologies Private Limited. Both these companies are subsidiaries of Aarogya Bharat Digital LLP (earlier known as DigiHealth Technologies LLP), which in turn is a wholly-owned subsidiary of ABCD Technologies LLP. The Company owns 6.45% interest in ABCD Technologies LLP.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR